Randstad North America
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

RECEIVED
2006 JUL 19 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015310

July 17, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since April 17, 2006, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Enclosures

cc: Stef Witteveen (w/o enclosures)
Marianne Scholten (w/o enclosures)

7/19

Randstad signs for new EUR 650 million syndicated credit facility

Randstad Holding announces it has signed a € 650 million syndicated credit facility to replace the existing € 330 million facility that would have matured in July 2008. Randstad has used current favorable credit market circumstances to refinance early. This resulted in a new facility that has more favorable conditions than the old one. The transaction is built on a strong balance sheet and achieved substantial oversubscription.

Firstly the facility will be used for both organic expansion and acquisitions. Randstad's acquisition strategy remains unchanged and is designed to stimulate growth in selected geographic markets and specific specialty sectors.

Secondly the facility will be used to optimize the internal finance structure. Even though Randstad has a net cash position, drawing under the facility will have a positive effect on the net result, as the tax benefits outweigh the finance costs. The ultimate benefit depends on the future interest development. Finally, the new facility enables Randstad to have certain bank guarantees be issued under committed facilities, which reduces the availability risk.

The syndicated facility will have a maturity of 5 years with a possibility to extend the maturity twice with a year to a total of 7 years. The international pool of banks involved in this deal consists of: ABN Amro, Bank of America, Bank of Tokyo- Mitsubishi UFJ, BBVA, BNP Paribas, Citigroup, Commerzbank, Fortis, HSBC, ING, Lloyds TSB, Rabobank, Société Générale, Svenska Handelsbanken and Wachovia.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, EmmayHR, Team4U, Martin Ward Anderson, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

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Randstad Holding shareholders' meeting: appointments supervisory board and dividend 2005

Mrs. G. Monnas has been appointed to the supervisory board of Randstad Holding at the general meeting of shareholders, held on May 10, 2006. The supervisory board position is for 4 years.

Mrs. G. Monnas is former president of the international division and member of the executive committee of Joh. Benckiser GMBH. A Greek national living in France, Mrs. Monnas is active as an independent consultant. She is a member of the supervisory board of TNT nv. She is also member of the International Academy of Management.

In the general meeting of shareholders mr. L.M. van Wijk has been reappointed to the supervisory board for another four years. He is president and CEO of KLM, vice-chairman of the board of directors of Air France-KLM, and is member of the supervisory boards of Northwest Airlines, Martinair Holland NV and AEGON N.V. Mr. Van Wijk has been member of the supervisory board of Randstad Holding since 2002.

Furthermore, the general meeting of shareholders has approved the 2005 annual accounts and has set the dividend for the 2005 financial year at € 0.84 per ordinary share. The dividend will be payable May 31, 2006.

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Randstad acquires 47% stake in Talent Shanghai

Randstad Holding nv announces it has agreed with shareholders of the Chinese HR services company Talent Shanghai to purchase 47% of the company's shares, with the intention to acquire additional ownership in accordance with Chinese laws and policies in the near future. Talent Shanghai was supervised by the government and converted into an influential joint-venture player in the Chinese HR industry. Talent Shanghai delivers a complete range of human resource management services, including temporary staffing, payrolling, recruitment and executive search. Additional services offered include consulting, training and assessment. The transaction provides Randstad enhanced access to the Chinese market and fits with our overall growth strategy to establish a presence in Asia.

"We are excited to cooperate with Talent Shanghai, one of the few licensed companies to offer staffing and HR services in China, and the third player in the Shanghai region", says Ben Noteboom, CEO of Randstad Holding. "Obviously China is a market with major opportunities within its own dynamic business environment, which is structured differently from that in Europe or the USA. The expertise and network of Talent Shanghai will provide us access to this exciting market."

Talent Shanghai was founded by the Personnel Bureau of Shanghai (subsidiary of the Ministry of Personnel). Talent Shanghai operates from five offices (all in Shanghai region) and has a staff of 170 employees. Revenue 2005 amounted to € 50 million. For more information on Talent Shanghai, please visit www.talentshanghai.com/english/join/work.htm

The staffing and recruitment services market in China is rapidly developing, although still relatively small and highly regulated. The transaction with Talent Shanghai, will give us a thorough understanding of the local market, which is of crucial importance for a successful entry in China.

The deal will not lead to any material effect on Randstad's earning per share in 2006.

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Randstad Q1 results 2006: 29% revenue growth, net income up by 74%

April 26, 2006

Highlights first quarter 2006

- Q1 diluted earnings per ordinary share* up by 83% to € 0.44 (before acquisition related restructuring charges; Q1 2005: € 0.24)
- Organic revenue growth** amounted to 23% in the first quarter (20.3% corrected for 1.8 extra working days)
- Performance in Germany continued to be very strong; year-over-year organic revenue up by 41%
- Total year-over-year organic revenue growth in the Netherlands 26%
- Major improvement in North America; EBITA margin increased from 0.7% to 2.4%
- Investment in growth in Q1: 8% outlets and 14% FTEs were added compared to Q1 2005
- EBITA margin*** improved to 3.5% from 2.6% in Q1 2005
- Productivity increased, operating expenses down to 17.4% of revenues (Q1 2005: 18.1%)

Outlook second quarter 2006

- Diluted EPS* expected to amount to at least € 0.59, an increase of 26% compared to Q2 2005 (€ 0.47) (including the effect of 1.6 working days less compared to Q2 2005)

"It has been a very productive first quarter, in many markets and particularly in Germany." says Ben Noteboom, CEO Randstad Holding. "We have invested to build our current growth capability, and on top of our excellent organic growth we have also seen a good contribution from the new colleagues in our recently acquired units. We have also managed to further boost the share of specialty business to more than 31% of revenue, and once more our market share has increased substantially. In North America, our profitability has also improved markedly compared with a year ago. All this is only made possible by the dedication of our people and our flexworkers, and I am impressed with the way in which they have outperformed the market. We intend to maintain our focus on investing for sustainable growth, combined with productivity improvements, also in the next quarters."

In € million, based on IFRS	Q1 2006	Q1 2005	*change*	*organic growth*
Revenue	**1,813.7**	1,409.4	*29%*	*23%*
Gross margin	**20.8%**	20.6%		
Operating expenses	**316.1**	255.0	*24%*	*15%*
Operating expenses as % of total revenue	**17.4%**	18.1%		
Operating profit	**61.0**	35.4	*72%*	*74%*
EBITA margin	**3.5%**	2.6%		
Net income	**48.1**	27.7	*74%*	
In €				
Diluted earnings per ordinary share before amortization and restructuring charges*	**0.44**	0.24	*83%*	

* definition: diluted EPS before amortization of other intangible assets, impairment goodwill and acquisition related restructuring charges
** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments
*** EBITA margin: operating margin before amortization other intangible assets and impairment goodwill

Summary of Group financial performance in Q1

Revenue

Revenue growth remained strong in all markets and remained (overall) more or less stable through the quarter. The segment interim professionals, recruitment & selection delivered a very notable performance. Revenue was up by 95% (organically 49%) with an operating profit margin of 8.6%. The intensified commercial focus in North America is starting to pay off; an organic growth of 12% was recorded. Furthermore, organic revenue growth continued to be exceptionally strong in Germany (+41%). Total revenue growth including acquisitions in Germany amounted to 67%, which strengthens our leading position. The performance of the acquired companies is on track.

Specialties represented 31.2% of total revenue, meeting our strategic target set for 2007 for the second consecutive quarter. Revenue amounted to € 1,813.7 million in Q1, an increase of 29% compared to Q1 2005 (€ 1,409.4 million). Revenue growth was positively impacted by acquisitions (4%) and currency effects (2%), the underlying organic growth rate amounted to 23%. The first quarter had 1.8 working days more compared to the previous year. In Germany there were 3.2 working days more in this quarter.

Gross profit

In Q1, gross profit increased by 30% to € 377.1 million (Q1 2005: € 290.4 million), which corresponds to a gross margin of 20.8% (Q1 2005: 20.6%). Acquisitions contributed 6% to gross profit, impacting gross margin levels in particular in the UK. Currency had a positive impact of 2% on gross profit. In general, the underlying gross margin trends reflect the ongoing trend of changes in business mix. Furthermore, in the segment interim professionals, recruitment & selection idle time was substantially reduced. The gross margin in the Netherlands declined to 23.6% from 24.2%, partly as a result of the strong growth in specialties such as payrolling and call centers, which carry a relatively low gross margin offset by a higher productivity, and renewed contracts in the large account segment.

Operating expenses

Randstad continuously aims at capturing growth possibilities by investing in capacity, whilst simultaneously closely monitoring productivity. The increase in operating expenses mainly relates to the increase in FTEs (up by 14% compared to Q1 2005 to 14,540 average FTE, including acquisitions), the increased number of outlets (+8% compared to Q1 2005) and the roll-out of specialty units (488 by now). Investments in capacity mainly took place in the Netherlands and Germany. At the same time, productivity improved across the Group.

Operating expenses including acquisitions as percentage of revenue decreased from 18.1% to 17.4%. Total operating expenses increased by 24% to € 316.1 million (Q1 2005: € 255.0 million). The increase in operating expenses was partly due to acquisitions (7%) and currency effects (2%). The operating expenses include a restructuring charge of € 2.1 million, related to the integration of the German acquired companies.

Operating profit

Operating profit in the first quarter amounted to € 61.0 million, an increase of 72% compared to Q1 2005 (€ 35.4 million), resulting in an operating margin of 3.4% (Q1 2005: 2.5%). Growth of the operating profit would have been 2%-point higher without the acquisitions. The currency effect was almost neutral.

Net income

Net finance costs were € 2.0 million, at the same level as Q1 2005. The effective tax rate was 18.5% (Q1 2005: 17.0%), resulting in a net income of € 48.1 million, an increase of 74% compared to Q1 2005 (€ 27.7 million).

Cash flow and balance sheet

Net cash from operating activities amounted to € 130.5 million in the first quarter of 2006 (Q1 2005: € 54.5 million).

DSO (moving average) improved from 54 days in Q1 2005 to 52 days in Q1 2006. Investments in property, plant and equipment and software were basically in line with depreciation and amortization of these assets (around € 11 million). Acquisitions reduced the net cash position by € 115.7 million. The net cash position (excluding preferred shares) was € 212.7 million at the end of the quarter (Q1 2005: € 192.3 million). The increase in intangible assets in the balance sheet from € 111.3 million at the end of Q4 2005 to € 260.1 at the end of Q1 2006 is fully attributable to acquisitions.

First quarter by segment

Mass-customized Europe: stable EBITA margin combined with solid revenue growth

The organic revenue growth amounted to 24%. Including acquisitions (Bindan in Germany, Gamma Dienstverlening in the Netherlands and Galilei in Belgium) and transfers from mass-customized to in-house, revenue growth came in at 26%. The slight decrease in gross margin is mainly attributable to the Netherlands. Adjusted for restructuring charges for the integration of Bindan, the EBITA margin was 3.8% (3,7% in Q1 2005).

Mass-customized and in-house services North America: EBITA margin significantly improved

North America outperformed the market with an organic revenue growth of 12% in Q1 2006, reflecting the first signs of the commercial refocus initiated last year. A number of commercial managers in the in-house services segment has been added. Canada delivered another excellent performance. The revenue growth combined with cost reductions implemented in 2005 were the main drivers of the improved EBITA margin to 2.4% in Q1 2006 (Q1 2005: 0.7%).

In-house services Europe: higher EBITA margin due to productivity improvements

Organic revenue growth was 26% in Q1 2006. Especially Germany and Belgium showed a strong performance. The total revenue growth of 33% includes transfers from mass-customized to in-house. Gross margin improved slightly from 14.1% to 14.3%, mainly as a result of changes in country mix. In combination with productivity improvements, operating profit increased by 153% to € 7.6 million. The EBITA margin improved to 4.0% (Q1 2005 2.1%).

Interim professionals, recruitment & selection: excellent performance driven by strong demand

The revenue of interim professionals, recruitment and selection grew organically by 49% in Q1 2006. Apart from Yacht, this segment also includes a number of acquired companies: Martin Ward Anderson in the UK and NL, Teccon in Germany and EmmayHR in India. Total revenue increased by 95% to € 122.2 million (Q1 2005: € 62.7 million).

Gross margin improved from 26.6% to 30.0%, driven by the strong demand in Germany, the effect of acquisitions and the effect of 1.8 additional working days compared to Q1 2005. In the Netherlands the share of freelancers continued to increase. This adds to cost flexibility, but slightly depresses the gross margin.

The improvement in operating profit was even stronger due to productivity improvements. Increasing scarcity in certain competencies, such as in Finance and IT, can be noted. The EBITA margin improved to 9.4% (Q1 2005: 2.2%).

Other developments

Acquisitions (taking effect in Q2)

In April 2006, Randstad acquired 57% of the shares of the Indian staffing company Team HR Services Private Limited, operating under the brand name Team4U, with the option to purchase the remainder of the shares over the coming two years. Team4U, with a revenue of approximately € 15 million, provides a solid platform to further strengthen Randstad's position in the growing Indian market.

Furthermore, Randstad sold the business and assets of PL Services, L.P., a part of Randstad North America, L.P. to Sterling Bancorp as per the close of business March 31st 2006.

Outlook

Given current market trends, we anticipate diluted earnings per ordinary share before amortization of other intangibles and impairment goodwill, to amount to at least € 0.59, an increase of 26% compared to Q2 2005 (EPS: € 0.47). This includes the expected effect of a lower number of working days in Q2 2006 (1.6 days less than in Q2 2005). In Q2 2005 a one-off release of € 5 million was included in the gross margin.

Given current developments and the geographical mix of results, the effective tax rate for the full year 2006 is expected to be in line with the current level of 18.5%.

Financial calendar 2006-2007

Please note that we have adjusted our financial calendar for 2006
General Meeting of Shareholders: May 10, 2006
Publication second quarter results 2006: July 28, 2006
Publication third quarter results 2006: October 27, 2006
Publication fourth quarter and full year results 2006: February 15, 2007

Conference call

Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 713 34 63 and for participants from the UK +44 (20) 7138 0836. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	2006	2005	Change 2006/2005
	Three months ended March 31		
Revenue	**1,813.7**	1,409.4	29%
Cost of services	**1,436.6**	1,119.0	28%
Gross profit	**377.1**	290.4	30%
Selling expenses	**219.5**	177.4	
General and administrative expenses	**96.6**	77.6	
Total operating expenses	**316.1**	255.0	24%
Operating profit	**61.0**	35.4	72%
Dividend preferred shares	**-1.8**	-2.2	
Financial income and expenses	**-0.2**	0.2	
Net finance costs	**-2.0**	-2.0	
Income before taxes	**59.0**	33.4	
Taxes on income	**-10.9**	-5.7	
Net income	**48.1**	27.7	74%

Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):

	2006	2005
- basic earnings per ordinary share	**0.42**	0.24
- diluted earnings per ordinary share	**0.41**	0.24
- diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**0.43**	0.24
- diluted earnings per ordinary share before amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	**0.44**	0.24

Information by segment
(unaudited)

In millions €	Three months ended March 31 2006	2005	Change 2006/2005	Organic growth*
Revenue				
Mass-customized Europe	1,189.2	947.2	26%	24%
Mass-customized North America	260.4	218.1	19%	9%
In-house services Europe	192.3	144.5	33%	26%
In-house services North America	54.8	41.1	33%	23%
Interim professionals, recruitment & selection	122.2	62.7	95%	49%
Eliminations	-5.2	-4.2		
Total revenue	1,813.7	1,409.4	29%	23%
Gross profit				
Mass-customized Europe	255.9	206.1	24%	21%
Mass-customized North America	51.4	42.8	20%	10%
In-house services Europe	27.5	20.4	35%	31%
In-house services North America	6.1	4.7	30%	20%
Interim professionals, recruitment & selection	36.6	16.7	119%	59%
Eliminations	-0.4	-0.3		
Total gross profit	377.1	290.4	30%	22%
Operating profit				
Mass-customized Europe	41.2	34.2	20%	26%
Mass-customized North America	6.4	1.0	540%	496%
In-house services Europe	7.6	3.0	153%	154%
In-house services North America	1.2	0.9	33%	23%
Interim professionals, recruitment & selection	10.5	1.4	650%	552%
Corporate	-5.9	-5.1		
Total operating profit	61.0	35.4	72%	74%
EBITA**				
Mass-customized Europe	42.9	34.9	23%	26%
Mass-customized North America	6.4	1.0	540%	496%
In-house services Europe	7.6	3.0	153%	154%
In-house services North America	1.2	0.9	33%	23%
Interim professionals, recruitment & selection	11.5	1.4	721%	552%
Corporate	-5.9	-5.1		
Total EBITA	63.7	36.1	76%	74%

Gross profit (% on revenue)	2006	2005
Mass-customized Europe	21.5%	21.8%
Mass-customized North America	19.7%	19.6%
In-house services Europe	14.3%	14.1%
In-house services North America	11.1%	11.4%
Interim professionals, recruitment & selection	30.0%	26.6%
Eliminations	-	-
Total	20.8%	20.6%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

** EBITA: Operating profit before amortisation other intangible assets and impairment goodwill.

Information by geography
(unaudited)

In millions €	Three months ended March 31 2006	2005	Change 2006/2005	Organic growth*
Revenue				
Netherlands	**655.9**	520.7	26%	26%
Germany	**258.4**	154.5	67%	41%
Belgium/Luxembourg	**201.5**	173.6	16%	15%
France	**114.5**	95.8	20%	20%
Spain	**110.4**	91.1	21%	21%
United Kingdom	**56.9**	41.8	36%	3%
Italy	**55.5**	40.9	36%	36%
Other European counties	**45.1**	31.8	42%	41%
North America	**315.2**	259.2	22%	12%
Asia	**0.3**	-	-	-
Total revenue	**1,813.7**	1,409.4	29%	23%
Gross profit (% on revenue)				
Netherlands	**23.6%**	24.2%		
Germany	**23.7%**	23.3%		
Belgium/Luxembourg	**19.3%**	18.7%		
France	**14.3%**	13.9%		
Spain	**16.0%**	15.9%		
United Kingdom	**22.5%**	18.2%		
Italy	**16.6%**	17.9%		
Other European countries	**18.8%**	17.6%		
North America	**18.2%**	18.3%		
Asia	**-**	-		
Total	**20.8%**	20.6%		

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	March 31, 2006	March 31, 2005	December 31, 2005
Assets			
Property, plant and equipment	**103.2**	79.7	99.3
Intangible assets	**260.1**	81.6	111.3
Deferred income tax assets	**359.6**	350.4	339.7
Financial receivables	**4.9**	4.7	4.9
Non-current assets	**727.8**	516.4	555.2
Trade and other receivables	**1,310.9**	1,055.0	1,289.3
Income tax receivables	**6.3**	3.1	3.2
Cash and cash equivalents	**502.4**	411.4	453.8
Current assets	**1,819.6**	1,469.5	1,746.3
Total assets	**2,547.4**	1,985.9	2,301.5
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**384.7**	384.7	384.7
Reserves	**183.5**	-21.0	139.9
Shareholders' equity	**579.8**	375.3	536.2
Preferred shares	**165.8**	165.8	165.8
Borrowings	**190.2**	130.4	130.5
Deferred income tax liabilities	**361.7**	370.1	357.4
Provisions	**40.4**	40.6	34.6
Non-current liabilities	**758.1**	706.9	688.3
Trade and other payables	**1,030.7**	765.8	899.0
Income tax liabilities	**46.6**	2.9	27.9
Borrowings	**99.5**	88.7	117.3
Provisions	**32.7**	46.3	32.8
Current liabilities	**1,209.5**	903.7	1,077.0
Total equity and liabilities	**2,547.4**	1,985.9	2,301.5

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended March 31 2006	2005
Net income	48.1	27.7
Taxes on income	10.9	5.7
Net finance costs	2.0	2.0
Operating profit	61.0	35.4
Depreciation property, plant and equipment	7.5	6.6
Amortization software	3.2	2.9
Amortization other intangible assets	2.7	0.7
Share-based payments	1.0	0.5
Provisions	-1.3	0.5
Income taxes paid	-12.4	-1.3
Cash flow from operations before operating working capital	61.7	45.3
Trade and other receivables	7.8	17.0
Trade and other payables	61.0	-7.8
Operating working capital	68.8	9.2
Net cash flow from operating activities	130.5	54.5
Purchases of property, plant and equipment	-9.3	-6.5
Purchases of software	-2.0	-3.9
Acquisition of subsidiaries	-115.7	-
Disposal of subsidiaries	1.0	-
Net cash flow from investing activities	-126.0	-10.4
Free cash flow	4.5	44.1
Re-issue of purchased ordinary shares	1.0	0.8
Proceeds from non-current borrowings	59.7	-
Financing	60.7	0.8
Financial income and expenses received	0.2	0.6
Reimbursement financiers	0.2	0.6
Net cash flow from financing activities	60.9	1.4
Net increase in cash and cash equivalents and current borrowings	65.4	45.5
Cash and cash equivalents and current borrowings at begin of period	336.5	279.4
Net increase in cash and cash equivalents and current borrowings	65.4	45.5
Translation gains / (losses)	1.0	-2.2
Cash and cash equivalents and current borrowings at end of period	402.9	322.7

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €

	2006	2005
Value at January 1	536.2	338.8
Movements in the period:		
Net income for the period	48.1	27.7
Translation differences	-6.5	7.5
Total recognized income	41.6	35.2
Share-based payments	1.0	0.5
Re-issue of purchased ordinary shares	1.0	0.8
Value at March 31	579.8	375.3

Key ratios
(unaudited)

In millions €

Balance sheet	**March 31, 2006**	March 31, 2005
Operating working capital *	**290.4**	300.0
Borrowings (excluding preferred shares)	**289.7**	239.1
Net cash (excluding preferred shares)	**212.7**	192.3

Income statement	**Three months ended March 31**	
	2006	2005
Gross margin	**20.8%**	20.6%
Operating margin	**3.4%**	2.5%
Operating margin before amortization other intangible assets and impairment goodwill (EBITA margin)	**3.5%**	2.6%
EBITDA margin	**4.1%**	3.2%
Net margin	**2.7%**	2.0%
EPS calculation		
Net income for ordinary shareholders	**48.1**	27.7
Amortization other intangible assets and impairment goodwill (after taxes)	**1.7**	0.5
Net income before amortization other intangible assets and impairment goodwill	**49.8**	28.2
Acquisition related restructuring charges (after taxes)	**1.3**	-
Net income before amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	**51.1**	28.2
Basic earnings per ordinary share	**0.42**	0.24
Average number of ordinary shares outstanding (mln)	**115.6**	115.4
Diluted earnings per ordinary share	**0.41**	0.24
Diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**0.43**	0.24
Diluted earnings per ordinary share befor amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	**0.44**	0.24
Average diluted number of ordinary shares outstanding (mln)	**116.3**	115.9
Split up operating expenses		
Personnel expenses	**215.1**	175.1
Depreciation property, plant and equipment	**7.5**	6.6
Amortization software	**3.2**	2.9
Amortization other intangible assets	**2.7**	0.7
Other operating expenses	**87.6**	69.7
Total operating expenses	**316.1**	255.0

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

For more information
Sandra van Campen/Frans Cornelis
Telephone
+31 (0)20 569 56 23

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Randstad Q1 results 2006: 29% revenue growth, net income up by 74%

April 26, 2006

Highlights first quarter 2006

- Q1 diluted earnings per ordinary share* up by 83% to € 0.44 (before acquisition related restructuring charges; Q1 2005: € 0.24)
- Organic revenue growth** amounted to 23% in the first quarter (20.3% corrected for 1.8 extra working days)
- Performance in Germany continued to be very strong; year-over-year organic revenue up by 41%
- Total year-over-year organic revenue growth in the Netherlands 26%
- Major improvement in North America; EBITA margin increased from 0.7% to 2.4%
- Investment in growth in Q1: 8% outlets and 14% FTEs were added compared to Q1 2005
- EBITA margin*** improved to 3.5% from 2.6% in Q1 2005
- Productivity increased, operating expenses down to 17.4% of revenues (Q1 2005: 18.1%)

Outlook second quarter 2006

- Diluted EPS* expected to amount to at least € 0.59, an increase of 26% compared to Q2 2005 (€ 0.47) (including the effect of 1.6 working days less compared to Q2 2005)

"It has been a very productive first quarter, in many markets and particularly in Germany." says Ben Noteboom, CEO Randstad Holding. "We have invested to build our current growth capability, and on top of our excellent organic growth we have also seen a good contribution from the new colleagues in our recently acquired units. We have also managed to further boost the share of specialty business to more than 31% of revenue, and once more our market share has increased substantially. In North America, our profitability has also improved markedly compared with a year ago. All this is only made possible by the dedication of our people and our flexworkers, and I am impressed with the way in which they have outperformed the market. We intend to maintain our focus on investing for sustainable growth, combined with productivity improvements, also in the next quarters."

In € million, based on IFRS	**Q1 2006**	Q1 2005	*change*	*organic growth*
Revenue	**1,813.7**	1,409.4	*29%*	*23%*
Gross margin	**20.8%**	20.6%		
Operating expenses	**316.1**	255.0	*24%*	*15%*
Operating expenses as % of total revenue	**17.4%**	18.1%		
Operating profit	**61.0**	35.4	*72%*	*74%*
EBITA margin	**3.5%**	2.6%		
Net income	**48.1**	27.7	*74%*	
In €				
Diluted earnings per ordinary share before amortization and restructuring charges*	**0.44**	0.24	*83%*	

* definition: diluted EPS before amortization of other intangible assets, impairment goodwill and acquisition related restructuring charges
** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments
*** EBITA margin: operating margin before amortization other intangible assets and impairment goodwill

Summary of Group financial performance in Q1

Revenue

Revenue growth remained strong in all markets and remained (overall) more or less stable through the quarter. The segment interim professionals, recruitment & selection delivered a very notable performance. Revenue was up by 95% (organically 49%) with an operating profit margin of 8.6%. The intensified commercial focus in North America is starting to pay off; an organic growth of 12% was recorded. Furthermore, organic revenue growth continued to be exceptionally strong in Germany (+41%). Total revenue growth including acquisitions in Germany amounted to 67%, which strengthens our leading position. The performance of the acquired companies is on track.

Specialties represented 31.2% of total revenue, meeting our strategic target set for 2007 for the second consecutive quarter. Revenue amounted to € 1,813.7 million in Q1, an increase of 29% compared to Q1 2005 (€ 1,409.4 million). Revenue growth was positively impacted by acquisitions (4%) and currency effects (2%), the underlying organic growth rate amounted to 23%. The first quarter had 1.8 working days more compared to the previous year. In Germany there were 3.2 working days more in this quarter.

Gross profit

In Q1, gross profit increased by 30% to € 377.1 million (Q1 2005: € 290.4 million), which corresponds to a gross margin of 20.8% (Q1 2005: 20.6%). Acquisitions contributed 6% to gross profit, impacting gross margin levels in particular in the UK. Currency had a positive impact of 2% on gross profit. In general, the underlying gross margin trends reflect the ongoing trend of changes in business mix. Furthermore, in the segment interim professionals, recruitment & selection idle time was substantially reduced. The gross margin in the Netherlands declined to 23.6% from 24.2%, partly as a result of the strong growth in specialties such as payrolling and call centers, which carry a relatively low gross margin offset by a higher productivity, and renewed contracts in the large account segment.

Operating expenses

Randstad continuously aims at capturing growth possibilities by investing in capacity, whilst simultaneously closely monitoring productivity. The increase in operating expenses mainly relates to the increase in FTEs (up by 14% compared to Q1 2005 to 14,540 average FTE, including acquisitions), the increased number of outlets (+8% compared to Q1 2005) and the roll-out of specialty units (488 by now). Investments in capacity mainly took place in the Netherlands and Germany. At the same time, productivity improved across the Group.

Operating expenses including acquisitions as percentage of revenue decreased from 18.1% to 17.4%. Total operating expenses increased by 24% to € 316.1 million (Q1 2005: € 255.0 million). The increase in operating expenses was partly due to acquisitions (7%) and currency effects (2%). The operating expenses include a restructuring charge of € 2.1 million, related to the integration of the German acquired companies.

Operating profit

Operating profit in the first quarter amounted to € 61.0 million, an increase of 72% compared to Q1 2005 (€ 35.4 million), resulting in an operating margin of 3.4% (Q1 2005: 2.5%). Growth of the operating profit would have been 2%-point higher without the acquisitions. The currency effect was almost neutral.

Net income

Net finance costs were € 2.0 million, at the same level as Q1 2005. The effective tax rate was 18.5% (Q1 2005: 17.0%), resulting in a net income of € 48.1 million, an increase of 74% compared to Q1 2005 (€ 27.7 million).

Cash flow and balance sheet

Net cash from operating activities amounted to € 130.5 million in the first quarter of 2006 (Q1 2005: € 54.5 million).

DSO (moving average) improved from 54 days in Q1 2005 to 52 days in Q1 2006. Investments in property, plant and equipment and software were basically in line with depreciation and amortization of these assets (around € 11 million). Acquisitions reduced the net cash position by € 115.7 million. The net cash position (excluding preferred shares) was € 212.7 million at the end of the quarter (Q1 2005: € 192.3 million). The increase in intangible assets in the balance sheet from € 111.3 million at the end of Q4 2005 to € 260.1 at the end of Q1 2006 is fully attributable to acquisitions.

First quarter by segment

Mass-customized Europe: stable EBITA margin combined with solid revenue growth

The organic revenue growth amounted to 24%. Including acquisitions (Bindan in Germany, Gamma Dienstverlening in the Netherlands and Galilei in Belgium) and transfers from mass-customized to in-house, revenue growth came in at 26%. The slight decrease in gross margin is mainly attributable to the Netherlands. Adjusted for restructuring charges for the integration of Bindan, the EBITA margin was 3.8% (3,7% in Q1 2005).

Mass-customized and in-house services North America: EBITA margin significantly improved

North America outperformed the market with an organic revenue growth of 12% in Q1 2006, reflecting the first signs of the commercial refocus initiated last year. A number of commercial managers in the in-house services segment has been added. Canada delivered another excellent performance. The revenue growth combined with cost reductions implemented in 2005 were the main drivers of the improved EBITA margin to 2.4% in Q1 2006 (Q1 2005: 0.7%).

In-house services Europe: higher EBITA margin due to productivity improvements

Organic revenue growth was 26% in Q1 2006. Especially Germany and Belgium showed a strong performance. The total revenue growth of 33% includes transfers from mass-customized to in-house. Gross margin improved slightly from 14.1% to 14.3%, mainly as a result of changes in country mix. In combination with productivity improvements, operating profit increased by 153% to € 7.6 million. The EBITA margin improved to 4.0% (Q1 2005 2.1%).

Interim professionals, recruitment & selection: excellent performance driven by strong demand

The revenue of interim professionals, recruitment and selection grew organically by 49% in Q1 2006. Apart from Yacht, this segment also includes a number of acquired companies: Martin Ward Anderson in the UK and NL, Teccon in Germany and EmmayHR in India. Total revenue increased by 95% to € 122.2 million (Q1 2005: € 62.7 million).

Gross margin improved from 26.6% to 30.0%, driven by the strong demand in Germany, the effect of acquisitions and the effect of 1.8 additional working days compared to Q1 2005. In the Netherlands the share of freelancers continued to increase. This adds to cost flexibility, but slightly depresses the gross margin.

The improvement in operating profit was even stronger due to productivity improvements. Increasing scarcity in certain competencies, such as in Finance and IT, can be noted. The EBITA margin improved to 9.4% (Q1 2005: 2.2%).

Other developments

Acquisitions (taking effect in Q2)

In April 2006, Randstad acquired 57% of the shares of the Indian staffing company Team HR Services Private Limited, operating under the brand name Team4U, with the option to purchase the remainder of the shares over the coming two years. Team4U, with a revenue of approximately € 15 million, provides a solid platform to further strengthen Randstad's position in the growing Indian market.

Furthermore, Randstad sold the business and assets of PL Services, L.P., a part of Randstad North America, L.P. to Sterling Bancorp as per the close of business March 31st 2006.

Outlook

Given current market trends, we anticipate diluted earnings per ordinary share before amortization of other intangibles and impairment goodwill, to amount to at least € 0.59, an increase of 26% compared to Q2 2005 (EPS: € 0.47). This includes the expected effect of a lower number of working days in Q2 2006 (1.6 days less than in Q2 2005). In Q2 2005 a one-off release of € 5 million was included in the gross margin.

Given current developments and the geographical mix of results, the effective tax rate for the full year 2006 is expected to be in line with the current level of 18.5%.

Financial calendar 2006-2007

Please note that we have adjusted our financial calendar for 2006
General Meeting of Shareholders: May 10, 2006
Publication second quarter results 2006: July 28, 2006
Publication third quarter results 2006: October 27, 2006
Publication fourth quarter and full year results 2006: February 15, 2007

Conference call

Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 713 34 63 and for participants from the UK +44 (20) 7138 0836. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended March 31 2006	2005	Change 2006/2005
Revenue	1,813.7	1,403.4	29%
Cost of services	1,436.6	1,119.0	28%
Gross profit	377.1	290.4	30%
Selling expenses	219.5	177.4	
General and administrative expenses	96.6	77.6	
Total operating expenses	316.1	255.0	24%
Operating profit	61.0	35.4	72%
Dividend preferred shares	-1.8	-2.2	
Financial income and expenses	-0.2	0.2	
Net finance costs	-2.0	-2.0	
Income before taxes	59.0	33.4	
Taxes on income	-10.9	-5.7	
Net income	48.1	27.7	74%

Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):

	2006	2005
- basic earnings per ordinary share	0.42	0.24
- diluted earnings per ordinary share	0.41	0.24
- diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	0.43	0.24
- diluted earnings per ordinary share before amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	0.44	0.24

Information by segment
(unaudited)

In millions €	Three months ended March 31 2006	2005	Change 2006/2005	Organic growth*
Revenue				
Mass-customized Europe	1,189.2	947.2	26%	24%
Mass-customized North America	260.4	218.1	19%	9%
In-house services Europe	192.3	144.5	33%	26%
In-house services North America	54.8	41.1	33%	23%
Interim professionals, recruitment & selection	122.2	62.7	95%	49%
Eliminations	-5.2	-4.2		
Total revenue	1,813.7	1,409.4	29%	23%
Gross profit				
Mass-customized Europe	255.9	206.1	24%	21%
Mass-customized North America	51.4	42.8	20%	10%
In-house services Europe	27.5	20.4	35%	31%
In-house services North America	6.1	4.7	30%	20%
Interim professionals, recruitment & selection	36.6	16.7	119%	59%
Eliminations	-0.4	-0.3		
Total gross profit	377.1	290.4	30%	22%
Operating profit				
Mass-customized Europe	41.2	34.2	20%	26%
Mass-customized North America	6.4	1.0	540%	495%
In-house services Europe	7.6	3.0	153%	154%
In-house services North America	1.2	0.9	33%	23%
Interim professionals, recruitment & selection	10.5	1.4	650%	552%
Corporate	-5.9	-5.1		
Total operating profit	61.0	35.4	72%	74%
EBITA**				
Mass-customized Europe	42.9	34.9	23%	26%
Mass-customized North America	6.4	1.0	540%	496%
In-house services Europe	7.6	3.0	153%	154%
In-house services North America	1.2	0.9	33%	23%
Interim professionals, recruitment & selection	11.5	1.4	721%	552%
Corporate	-5.9	-5.1		
Total EBITA	63.7	36.1	76%	74%
Gross profit (% on revenue)				
Mass-customized Europe	21.5%	21.8%		
Mass-customized North America	19.7%	19.6%		
In-house services Europe	14.3%	14.1%		
In-house services North America	11.1%	11.4%		
Interim professionals, recruitment & selection	30.0%	26.6%		
Eliminations	-	-		
Total	20.8%	20.6%		

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

** EBITA: Operating profit before amortization other intangible assets and impairment goodwill.

Information by geography
(unaudited)

In millions €	Three months ended March 31 2006	2005	Change 2006/2005	Organic growth*
Revenue				
Netherlands	**655.9**	520.7	26%	26%
Germany	**258.4**	154.5	67%	41%
Belgium/Luxembourg	**201.5**	173.6	16%	15%
France	**114.5**	95.8	20%	20%
Spain	**110.4**	91.1	21%	21%
United Kingdom	**56.9**	41.8	36%	3%
Italy	**55.5**	40.9	36%	35%
Other European counties	**45.1**	31.8	42%	41%
North America	**315.2**	259.2	22%	12%
Asia	**0.3**	-	-	-
Total revenue	**1,813.7**	1,409.4	29%	23%
Gross profit (% on revenue)				
Netherlands	**23.6%**	24.2%		
Germany	**23.7%**	23.3%		
Belgium/Luxembourg	**19.3%**	18.7%		
France	**14.3%**	13.9%		
Spain	**16.0%**	15.9%		
United Kingdom	**22.5%**	19.2%		
Italy	**16.6%**	17.9%		
Other European countries	**18.8%**	17.6%		
North America	**18.2%**	18.3%		
Asia	-	-		
Total	**20.8%**	20.6%		

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	March 31, 2006	March 31, 2005	December 31, 2005
Assets			
Property, plant and equipment	103.2	79.7	99.3
Intangible assets	260.1	81.6	111.3
Deferred income tax assets	359.6	350.4	339.7
Financial receivables	4.9	4.7	4.9
Non-current assets	727.8	516.4	555.2
Trade and other receivables	1,310.9	1,055.0	1,289.3
Income tax receivables	6.3	3.1	3.2
Cash and cash equivalents	502.4	411.4	453.8
Current assets	1,819.6	1,469.5	1,746.3
Total assets	2,547.4	1,985.9	2,301.5
Equity and liabilities			
Issued capital	11.6	11.6	11.6
Share premium	384.7	384.7	384.7
Reserves	183.5	-21.0	139.9
Shareholders' equity	579.8	375.3	536.2
Preferred shares	165.8	165.8	165.8
Borrowings	190.2	130.4	130.5
Deferred income tax liabilities	361.7	370.1	357.4
Provisions	40.4	40.6	34.6
Non-current liabilities	758.1	706.9	688.3
Trade and other payables	1,030.7	765.8	899.0
Income tax liabilities	46.6	2.9	27.9
Borrowings	99.5	88.7	117.3
Provisions	32.7	46.3	32.8
Current liabilities	1,209.5	903.7	1,077.0
Total equity and liabilities	2,547.4	1,985.9	2,301.5

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended March 31 2006	2005
Net income	48.1	27.7
Taxes on income	10.9	5.7
Net finance costs	2.0	2.0
Operating profit	61.0	35.4
Depreciation property, plant and equipment	7.5	6.6
Amortization software	3.2	2.9
Amortization other intangible assets	2.7	0.7
Share-based payments	1.0	0.5
Provisions	-1.3	0.5
Income taxes paid	-12.4	-1.3
Cash flow from operations before operating working capital	61.7	45.3
Trade and other receivables	7.8	17.0
Trade and other payables	61.0	-7.8
Operating working capital	68.8	9.2
Net cash flow from operating activities	130.5	54.5
Purchases of property, plant and equipment	-9.3	-6.5
Purchases of software	-2.0	-3.9
Acquisition of subsidiaries	-115.7	-
Disposal of subsidiaries	1.0	-
Net cash flow from investing activities	-126.0	-10.4
Free cash flow	4.5	44.1
Re-issue of purchased ordinary shares	1.0	0.8
Proceeds from non-current borrowings	59.7	-
Financing	60.7	0.8
Financial income and expenses received	0.2	0.6
Reimbursement financiers	0.2	0.6
Net cash flow from financing activities	60.9	1.4
Net increase in cash and cash equivalents and current borrowings	65.4	45.5
Cash and cash equivalents and current borrowings at begin of period	336.5	279.4
Net increase in cash and cash equivalents and current borrowings	65.4	45.5
Translation gains / (losses)	1.0	-2.2
Cash and cash equivalents and current borrowings at end of period	402.9	322.7

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €

	2006	2005
Value at January 1	**536.2**	339.9
Movements in the period:		
Net income for the period	48.1	27.7
Translation differences	-6.5	7.5
Total recognized income	41.6	35.2
Share-based payments	1.0	0.5
Re-issue of purchased ordinary shares	1.0	0.8
Value at March 31	579.8	375.3

Key ratios
(unaudited)

In millions €

Balance sheet	March 31, 2006	March 31, 2005
Operating working capital *	290.4	300.0
Borrowings (excluding preferred shares)	289.7	219.1
Net cash (excluding preferred shares)	212.7	192.3

Income statement	Three months ended March 31	
	2006	2005
Gross margin	20.8%	20.6%
Operating margin	3.4%	2.5%
Operating margin before amortization other intangible assets and impairment goodwill (EBITA margin)	3.5%	2.6%
EBITDA margin	4.1%	3.2%
Net margin	2.7%	2.0%
EPS calculation		
Net income for ordinary shareholders	48.1	27.7
Amortization other intangible assets and impairment goodwill (after taxes)	1.7	0.5
Net income before amortization other intangible assets and impairment goodwill	49.8	28.2
Acquisition related restructuring charges (after taxes)	1.3	-
Net income before amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	51.1	28.2
Basic earnings per ordinary share	0.42	0.24
Average number of ordinary shares outstanding (mln)	115.6	115.4
Diluted earnings per ordinary share	0.41	0.24
Diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	0.43	0.24
Diluted earnings per ordinary share befor amortization other intangible assets, impairment goodwill and acquisition related restructuring charges	0.44	0.24
Average diluted number of ordinary shares outstanding (mln)	116.3	115.9
Split up operating expenses		
Personnel expenses	215.1	175.1
Depreciation property, plant and equipment	7.5	6.6
Amortization software	3.2	2.9
Amortization other intangible assets	2.7	0.7
Other operating expenses	87.6	69.7
Total operating expenses	316.1	255.0

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

For more information
Sandra van Campen/Frans Cornelis
Telephone
+31 (0)20 569 56 23

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